Exhibit 99.1

CONSTELLIUM SE

29 JUNE 2020 ANNUAL GENERAL MEETING

VOTING RESULTS

Total Shares Outstanding: 137,909,794

Total Shares Voted: 90,274,626

Total % of Shares Voted: 65.45%

		TOTAL SHARES VOTED FOR	TOTAL SHARES VOTED AGAINST	ABSTENTIONS
PROPOSALS/RESOLUTIONS
Resolution 1	Re-appointment: Jean-Marc Germain as Director for 3 years	90,043,285	186,762	44,579
Resolution 2	Re-appointment: Peter Hartman as Director for 3 years	89,959,015	264,300	51,311
Resolution 3	Re-appointment: Guy Maugis as Director for 3 years	90,005,043	212,641	56,942
Resolution 4	Approval of 2019 Statutory Financial Statements and transactions	89,907,455	174,682	192,489

Resolution 5	Approval of 2019 Consolidated Financial Statements and transactions	89,907,229	174,582	192,815
Resolution 6	Discharge (quitus) of Members of the Board/Statutory Auditors re: 2019 performance of duties	73,432,505	16,630,647	211,474
Resolution 7	Allocation of 2019 Income for the Company	90,051,861	175,584	47,181
Resolution 8	Delegation to the Board to issue and freely grant warrants to shareholders in the event of a public tender offer	82,035,814	8,196,215	42,597
Resolution 9	Delegation to the Board to increase Company’s share capital by issuance of new shares under employee savings plan without preferential subscription rights	89,844,890	384,310	45,426
Resolution 10	Powers to carry out legal formalities	90,055,756	178,509	40,361

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